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                                                                 Exhibit (a)(16)

(The following is a reformatted version of a press release issued by Campbell Soup Company.)

                CAMPBELL ANNOUNCES FINAL RESULTS OF TENDER OFFER

     CAMDEN, N.J., October 18, 1996 - Campbell Soup Company (NYSE:CPB) today announced that in accordance with the final results of its Dutch auction tender offer, completed October 10 at 12:00 midnight, New York City time, the Company will purchase 13,519,906 shares of its stock at a price of $80 per share.

     First Chicago Trust Company of New York, depository for the offer, will promptly issue payment for the shares accepted under the offer. The shares represent approximately 5.5% of the 247 million shares outstanding immediately prior to the offer.

     Campbell commenced the tender offer on Thursday, September 12. The Company announced its intention to purchase up to 18 million shares at a range of $69 to $80 per share.

     The one-time stock buyback was the first part of a three-year, $2.5 billion Campbell share repurchase program, a key element in the Company's strategic initiative designed to accelerate its sales and earnings per share growth. The Company intends to proceed with the share repurchase program, but will not be purchasing shares in the open market until November 14.

CONTACT:  Dorothy A. Foley
          (609) 342-5291
          (Media)

          Leonard Griehs
          (609) 342-6428
          (Analysts)